Exhibit 21.1
Subsidiaries of WillScot Mobile Mini Holdings Corp.

The following is a listing of Subsidiaries of WillScot Mobile Mini Holdings Corp., including the name under which they do business and their jurisdictions of incorporation, as of December 31, 2022.

Company Name	Jurisdiction of Incorporation
Williams Scotsman Holdings Corp.	Delaware
WillScot Equipment II, LLC	Delaware
Williams Scotsman, Inc.	Maryland
Williams Scotsman Mexico S. de R. L. de C.V.	The Federal District (Mexico City)
Williams Scotsman of Canada, Inc.	Ontario, Canada
Mobile Mini Canada, ULC	British Columbia, Canada
Mobile Mini UK Holdings Limited	England and Wales
Ravenstock MSG Limited	England and Wales
Mobile Mini UK Limited	England and Wales
Williams Scotsman Metis Services, Inc.	British Columbia, Canada
Elite Modular Leasing & Sales, Inc.	California